

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 5, 2016

Ryan Ashton
Chief Executive Officer
Great Basin Scientific, Inc.
420 E. South Temple, UT 84111
Salt Lake City, UT 84111

Re: **Great Basin Scientific, Inc.**
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 1, 2016
File No. 001-36662

Dear Mr. Ashton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics & Machinery

cc: Jason K. Brenkert, Esq.
Dorsey & Whitney LLP